Exhibit 99.205

May 20, 2021

Alberta Securities Commission
Ontario Securities Commission

British Columbia Securities Commission
Manitoba Securities Commission

Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission
Financial and Consumer Affairs Authority of Saskatchewan
Director of Securities, Government of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Government of the Northwest Territories
Superintendent of Securities, Government of Yukon

Superintendent of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re: High Tide Inc.

We refer to the prospectus supplement (the “Prospectus Supplement”) of High Tide Inc. (the “Company”) dated May 20, 2021 related to the short form base shelf prospectus dated April 22, 2021 (the “Base Shelf Prospectus”) that offered an aggregate of 2,100,000 units (the “Units”) at a price of $9.60 per Unit (the “Offering Price”) for aggregate gross proceeds to the Company of $ 20,160,000 (the “Offering”).

We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus Supplement, of our report dated December 22, 2020, to the Shareholders of Meta Growth Inc. on the following financial statements:

a.	Consolidated statements of financial position as at August 31, 2020 and 2019; and

b.	Consolidated statements of net loss and comprehensive loss, changes in equity and cash flows and the notes to the financial statements for the years then ended.

We report that we have read the Prospectus Supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Sincerely,

Chartered Professional Accountants
Licensed Public Accountants